SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

February 1, 2008

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 23, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes  ☐    No  ☒

Announcement of LM Ericsson Telephone company, dated February 1st , 2008 regarding “Ericsson reports fourth quarter and full year results”.

Fourth quarter report 2007
February 1, 2008

[Ericsson discloses the information provided herein pursuant to the Swedish Securities Exchange and Clearing Operations Act and/or the Swedish Financial Instruments Trading Act. The information was submitted for publication at 07.30 CET, on February 1, 2008.]

Ericsson reports fourth quarter and full year results

•	Sales SEK 54.5 (54.2) b. full year SEK 187.8 (179.8) b. organic growth 8% in constant currencies

•	Operating income SEK 7.6 (12.2) b., full year SEK 30.6 (35.8) b.

•	Operating margin 14% (23%), 16% (20%) for full year

•	Cash flow from operations SEK 12.0 (11.0) b., SEK 19.2 (18.5) b. full year

•	Net income SEK 5.6 (9.7) b., full year SEK 21.8 (26.3) b1)

•	Earnings per share SEK 0.35 (0.61), SEK 1.37 (1.65) full year1)

•	The Board of Directors will propose an unchanged dividend of SEK 0.50 per share

CEO COMMENTS

“During 2007 we continued to strengthen our competitive position,” said Carl-Henric Svanberg, President and CEO of Ericsson (NASDAQ:ERIC). We generated an operating income of SEK 30 b. During the autumn we did however experience significant margin erosion in our networks business.

The continued rapid build out of mobile communications in emerging markets and our significant market share gains have resulted in a higher proportion of new network builds with initial lower margins. At the same time, we have seen a decline in network expansions and upgrades in mature markets. All this is resulting in a lower margin. The ongoing shift to new switching technologies, where we now build new footprint, has similar characteristics, which adds to this effect.

The mobile networks market growth slowed during the year. As expected, our sales in the quarter were affected by political unrest in certain emerging markets. Professional services continued to show strong growth with stable margins while Multimedia is in a build-up phase and includes areas with good growth and healthy margins as well as investment areas. Cash flow improved in the fourth quarter leading to a better cash conversion year-over-year.

We have steadily improved our leading position and market share in an increasingly challenging market. Our ambition is to continue to do so, irrespective of market fluctuations. Industry fundamentals and consumer behavior support a positive longer-term outlook. The market growth however slowed during last year and for 2008 we find it prudent to plan for a flattish mobile infrastructure market. We will intensify our operational excellence programs and reduce our cost base to safeguard our competitive position,” said Carl-Henric Svanberg.

FINANCIAL HIGHLIGHTS

Income statement and cash flow

	Fourth quarter			Third quarter		Full year
SEK b.	2007	2006	Change	2007	Change	2007	2006	Change
Net sales	54.5	54.2	0%	43.5	25%	187.8	179.8	4%
Gross margin	36.1%	42.2%	—	35.6%	—	39.3%	41.7%	—
EBITDA margin	18.4%	26.3%	—	17.4%	—	20.8%	24.1%	—
Operating income	7.6	12.2	-38%	5.6	35%	30.6	35.8	-14%
Operating margin	14.0%	22.5%	—	12.9%	—	16.3%	19.9%	—
Operating margin ex Sony Ericsson	9.8%	18.3%	—	9.0%	—	12.5%	16.7%	—
Income after financial items	7.6	12.2	-37%	5.6	36%	30.7	36.0	-15%
Net income1)	5.6	9.7	-42%	4.0	42%	21.8	26.3	-17%
EPS, SEK1)	0.35	0.61	-43%	0.25	40%	1.37	1.65	-17%
Cash flow from operating activities	12.0	11.0	9%	-1.6	—	19.2	18.5	4%

1)	Attributable to stockholders of the parent company, excluding minority interest.

The year-over-year sales for the quarter were flat due to less spending from operators on network infrastructure and a continued weakened USD. About 50% of sales are USD related. For the full year, the sales increase amounted to 4%. In constant currencies, estimated organic growth was 8%.

Gross margin declined year-over-year mainly due to the business mix shift, with high proportion of new network builds and less expansions and upgrades, and the ongoing shift to new switching technologies. Sequentially, gross margin was stable as a result of the prevailing business conditions within mobile networks.

Operating income amounted to SEK 7.6 (12.2) b. in the quarter and SEK 30.6 (35.8) b. for the full year. Operating expenses amounted to SEK 15.2 (13.2) b in the quarter as a consequence of seasonality and newly acquired companies. Sony Ericsson’s pre-tax profit contributed SEK 2.3 (2.2) b. to Group operating income in the quarter.

Cash flow from operating activities reached SEK 12.0 (11.0) b. in the quarter and SEK 19.2 (18.5) b. for the full year. The working capital decreased in the quarter as a result of a high completion rate of turn key projects. This includes a favorable development of current liabilities such as VAT and accrued expenses. In addition, a payment from 3 UK of SEK 1.6 b. has been received following a renegotiated contract. Cash conversion for the full year increased to 66% (57%). Days sales outstanding have increased over the year, reflecting the higher share of sales in markets with longer payment terms.

Other operating liabilities affected cash flow negatively by SEK 0.9 b. in the quarter as the advance payment from Sony Ericsson to Ericsson Mobile Platforms was consumed.

Cash flow from investing activities was SEK -27.5 (-14.9) b., attributable to acquisitions of SEK 26.3 (18.1) b. during the year. Cash flow from financing activities was SEK 6.3 b. for the full year.

Balance sheet and other performance indicators

	Twelve months	Nine months	Six months	Three months	Full year
SEK b.	2007	2007	2007	2007	2006
Net cash	24.3	11.5	16.1	29.1	40.7
Interest-bearing liabilities and post employment benefits	33.4	32.5	32.6	22.6	21.6
Trade receivables	60.5	56.8	55.3	52.4	51.1
Days sales outstanding	102	115	106	107	85
Inventory	22.5	25.6	24.6	24.1	21.5
Of which work in progress	12.5	14.0	14.1	14.9	14.2
Inventory turnover	5.2	4.5	4.4	4.2	5.2
Payable days	57	59	64	67	54
Customer financing, net	3.4	3.8	3.7	3.8	3.7
Return on capital employed	21%	21%	24%	24%	27%
Equity ratio	55%	56%	54%	57%	56%

Deferred tax assets increased in the quarter by SEK 0.2 b. to SEK 11.7 (11.5) b. due to the acquisition of LHS. Deferred tax assets increased during the year by SEK 2.0 b. due to acquisitions and were reduced by SEK 2.5 b. through normal utilization.

During the quarter, approximately SEK 1.2 b. of provisions was utilized, absorbing costs related to product warranties, customer projects, restructuring and other. Additions of SEK 1.7 b. and reversals of SEK 1.4 b. have been made as a result of risk assessments in the ongoing business.

At year end equity amounted to SEK 135.1 b., an increase by SEK 14.2 b. compared to previous year.

Cost reductions

Cost reductions of SEK 4 b. in annual savings will be made. These reductions will have full effect in 2009. All parts of the business will be affected, but main focus areas are SG&A, sourcing, supply and service delivery. One-time charges are estimated to SEK 4 b. and will be recognized as each activity is decided.

A reduction of approximately 1,000 employees is expected in Sweden and will be made through voluntary programs as far as possible.

SEGMENT RESULTS

	Fourth quarter			Third quarter		Full year
SEK b.	2007	2006	Change	2007	Change	2007	20061)	Change
Networks sales	37.5	39.0	-4%	28.5	31%	129.0	127.7	1%
Of which network rollout	6.4	5.6	16%	4.0	61%	18.5	16.4	13%
Operating margin	10%	21%	—	8%	—	13%	17%	—
EBITDA margin	15%	26%	—	13%	—	19%	22%	—
Professional Services sales	12.1	10.6	15%	11.0	10%	42.9	36.8	16%
Of which managed services	3.3	2.5	32%	3.4	-1%	12.2	9.5	28%
Operating margin	15%	15%	—	15%	—	15%	14%	—
EBITDA margin	16%	16%	—	17%	—	16%	16%	—
Multimedia sales	4.9	4.5	7%	4.0	21%	15.9	13.9	14%
Operating margin	-9%	12%	—	1%	—	-1%	5%	—
EBITDA margin	-3%	13%	—	6%	—	4%	6%	—
Unallocated sales2)	—	—	—	—	—	—	1.6	—

Total sales	54.5	54.2	0%	43.5	25%	187.8	179.8	4%

Of which Mobile Systems	37.5	37.4	0%	28.5	32%	127.1	122.8	3%

1)	Including cost for Marconi restructuring and career change program of SEK 2.9 b that took place in third quarter 2006.
2)	Defense business divested in third quarter 2006

Networks

Sales in Networks declined by 4% in the quarter, year-over-year. For the full year sales grew by 1%. During the second half of 2007, sales were affected by the shift from capacity expansions and software upgrades to new network buildouts. This shift in business mix, as well as the rollout of new switching technologies, has negatively affected gross margin. Network rollout services increased 61% sequentially, reflecting the higher proportion of large network buildout projects.

Redback has significantly increased its international sales over the year through leveraging Ericsson’s global sales organization. In the US, however, Redback saw a decline in business from one major customer which impacted domestic sales. Redback full year sales grew slightly.

Professional Services

Sales in Professional Services grew by 15% in the quarter year-over-year and by 16% for the full year. Growth in constant currencies amounted to 19% and 16% respectively. Managed services and systems integration showed the fastest growth. Operating margins remained stable at 15%.

Ericsson won the managed services contract for T-Mobile in the UK. T-Mobile and 3 UK have agreed on network sharing. Subsequently, the 3 UK managed services contract has been adjusted and the scope somewhat reduced to accommodate this change. Going forward this will affect sales but not margins.

Multimedia

Sales growth amounted to 7% in the quarter year-over-year and 14% for the full year. Operating margin in the quarter was negative 9% and just below break-even for the full year. Multimedia is in a build-up phase. It includes areas with good growth and healthy margins as well as new areas with significant investments, and sales and results fluctuate.

Sony Ericsson Mobile Communications

For information on transactions with Sony Ericsson Mobile Communications, please see Financial statements and Additional information.

	Fourth quarter			Third quarter		Full year
EUR m.	2007	2006	Change	2007	Change	2007	2006	Change
Number of units shipped (m.)	30.8	26.0	18%	25.9	19%	103.4	74.8	38%
Average selling price (EUR)	123	146	-16%	120	3%	125	146	-14%
Net sales	3,771	3,782	0%	3,108	21%	12,916	10,959	18%
Gross margin	32%	29%	—	31%	—	31%	29%	—
Operating margin	13%	13%	—	13%	—	12%	11%	—
Income before taxes	501	502	0%	384	30%	1,574	1,298	21%
Net income	373	447	-17%	267	40%	1,114	997	12%

Units shipped in the quarter reached 30.8 million, an 18% increase compared to the same period last year and the company continues to capture market share. Sales and operating income were in level with last year. Average selling price (ASP) increased slightly sequentially, a result of the introduction of new flag-ship Walkman and Cyber-shot phones such as the W910 and K850 models. The trend of lower ASPs during the year reflects the company’s direction to broaden its product portfolio.

Ericsson’s share in Sony Ericsson’s income before tax was SEK 2.3 (2.2) b. in the quarter and SEK 7.1 (5.9) b. for the full year.

REGIONAL OVERVIEW

	Fourth quarter			Third quarter		Full year
Sales, SEK b.	2007	2006	Change	2007	Change	2007	2006	Change
Western Europe	15.4	17.2	-10%	12.3	25%	52.7	53.2	-1%
Central and Eastern Europe, Middle
East and Africa	14.3	14.3	-1%	12.0	19%	48.7	46.4	5%
Asia Pacific	13.7	14.0	-2%	12.0	14%	54.6	47.9	14%
Latin America	6.8	4.8	41%	4.2	59%	18.4	16.5	12%
North America	4.3	4.0	9%	3.0	45%	13.4	15.9	-15%

Western Europe sales declined by 10% in the quarter year-over-year and 1% for the full year. The softer development was mainly driven by temporary effects from operator consolidation in the UK and Italy. There is a shift in operator investments from 2G to 3G. The momentum for managed services continued with key wins in UK and Germany.

Central and Eastern Europe, Middle East and Africa sales were flattish in the quarter and increased 5% for the full year. Sales were mainly driven by network rollout and expansions. Middle East showed a slower development in the fourth quarter. 3G rollouts have started in large number of markets in Central Europe.

Asia Pacific sales declined by 2% for the quarter and increased by 14% for the full year. China ended strong, and grew 16% for the full year. Pakistan, Bangladesh and Thailand were significantly affected by political unrest. India reported strong sales growth for the full year although growth in the fourth quarter was lower. Australia was down in the quarter as well as for the full year after major rollouts in 2006. The strong subscriber growth continues across the region.

Latin America sales were up 41% in the quarter and 12% for the full year, with continued 2G expansions and accelerated 3G buildouts. Argentina and Brazil showed strong growth in the quarter. North America sales grew by 9% in the quarter, primarily due to strong sales to T-Mobile. For the full year, sales declined by 15%. US operator Verizon Wireless has officially announced LTE as their next-generation technology choice.

MARKET DEVELOPMENT

Growth rates based on Ericsson and market estimates.

2007 was characterized by large mergers and industry consolidation among operators. This creates short-term disruptions as well as market opportunities. The mobile infrastructure market is estimated to have started at mid single-digit growth but ended flattish. During the autumn, network upgrades and expansions slowed in mature markets. In addition, certain emerging markets have declined following political unrest.

The change in the competitive landscape continues, including the ongoing mergers as well as an intensified competition from Chinese vendors.

Mobile subscriptions grew with some 150 million in the quarter to a total of 3.3 billion. 180 million are WCDMA subscriptions, up by close to 20 million in the fourth quarter. There are 197 WCDMA networks in 87 countries, of which the large majority is upgraded to HSPA. Uptake in data traffic accelerates quickly, and in 3G networks monitored by Ericsson total data traffic now exceeds voice traffic.

In the twelve-month period ending September 30, 2007, fixed broadband connections grew with 24% to some 320 million.

PLANNING ASSUMPTIONS

Unchanged industry fundamentals and consumer behavior support a positive longer-term outlook. However, for 2008, we are planning for a flattish development in the mobile infrastructure market while the professional services market is expected to show good growth.

In the third quarter report 2007, we said that we continued to believe that the GSM/WCDMA track within the global mobile systems market, measured in USD, would continue to show mid-single digit growth in 2007. We also said that we continued to believe that the addressable market for professional services would show good growth in 2007. And we said that our early expectation for 2008 was that the current market conditions would prevail.

PARENT COMPANY INFORMATION

Net sales for the year amounted to SEK 3.2 (2.6) b. and income after financial items was SEK 14.7 (13.6) b. Patent license fees are included in net sales from 2007, instead of in other operating income and expenses, and 2006 has been restated accordingly.

Major changes in the Parent Company’s financial position for the year include: increased investments in subsidiaries of SEK 30.3 b., mostly attributable to the Tandberg, Redback, Entrisphere and LHS acquisitions; decreased other current receivables of SEK 2.2 b.; decreased cash and bank and short-term investments of SEK 8.4 b.; increased notes and bond loans of SEK 11.1 b. through the bond issue program; current and non-current liabilities to subsidiaries increased by SEK 4.7 b.

As per December 31, 2007, cash and bank and short-term investments amounted to SEK 45.6 (54.0) b.

Major transactions with related parties include the following transactions and balances with Sony Ericsson Mobile Communications: revenues of SEK 3.0 (1.5) b.; receivables of SEK 0.9 (0.1) b.; dividend of SEK 3.9 (1.2) b.

In accordance with the conditions of the Stock Purchase Plans and Stock Option Plans for Ericsson employees, 6,408,841 shares from treasury stock were sold or distributed to employees during the fourth quarter and 19,022,349 shares during the year. The holding of treasury stock at December 31, 2007, was 231,991,543 Class B shares.

DIVIDEND PROPOSAL

The Board of Directors will propose to the Annual General Meeting a dividend of SEK 0.50 (0.50) per share, representing some SEK 8.0 (7.9) b., and Monday April 14, 2008, as record day for payment of dividend.

ANNUAL REPORT

The annual report will be made available to shareholders at the Ericsson headquarters, Torshamnsgatan 23, Stockholm, approximately two weeks prior to the Annual General Meeting 2008.

ANNUAL GENERAL MEETING OF SHAREHOLDERS

The Annual General Meeting of shareholders will be held on Wednesday April 9, 2008, 15.00 (CET) in the Stockholm Globe Arena.

OTHER INFORMATION

Acquisitions 2007

On January 25, 2007, Ericsson announced the finalization of the acquisition of Redback Networks.

On February 12, 2007, Ericsson announced its acquisition of Entrisphere, a company providing fiber access technology.

On February 26, 2007, Ericsson announced its voluntary public cash offer to acquire Tandberg Television for NOK 106 in cash per share. Tandberg Television was consolidated from May 2007.

On March 15, 2007, Ericsson announced its intention to acquire the business and assets of Mobeon AB, the world leader in IP messaging components for mobile and fixed networks.

On June 5, Ericsson announced a voluntary public cash offer to acquire LHS AG for approximately EUR 310 m. LHS was consolidated from October 1, 2007.

On June 27, the acquisition of Drutt Corporation was closed. Drutt is a leading provider of service delivery platform solutions.

On December 20, 2007, Ericsson announced the acquisition of HyC Group, a leading Spanish company in TV consultancy and systems integration.

Class action

In the autumn 2007, Ericsson was named as a defendant in three putative class action suits filed in the United States District Court for the Southern District of New York. The complaints allege violations of the United States securities laws, principally in connection with Ericsson’s October 2007 profit warning. At the conclusion of various pending procedural motions and after plaintiffs file a consolidated amended class action complaint, Ericsson intends to seek the dismissal of the lawsuits.

Assessment of risk environment

Ericsson’s operational and financial risk factors and exposures are described under “Risk factors” in our Annual Report 2006 and we have determined that the risk environment has not materially changed. However, the increased activities related to the new Multimedia segment may result in a more volatile quarterly sales pattern. Specific additional risks for the near term are associated with the acquisitions made during 2007, as a timely and effective integration of these is essential to make them accretive as planned.

Risk factors and exposures in focus for the Parent Company and the Ericsson Group for the forthcoming six-month period include: unfavorable product mix in the Networks segment with reduced sales of software, upgrades and extensions and an increased proportion of new network build-outs and break-in contracts, which may result in lower gross margins and/or working capital build-up, which in turn puts pressure on our cash conversion rate; variability in the seasonality could make it more difficult to forecast future sales; effects of the ongoing industry consolidation among the Company’s customers as well as between our largest competitors, e.g. intensified price competition; changes in foreign exchange rates, in particular a continued weakness or further deterioration of the USD/SEK rate; increases in interest rates and the potential effect on operators’ willingness to invest in network development; and continued political unrest or instability in certain markets.

Ericsson conducts business in certain countries which are subject to trade restrictions or which are focused on by certain investors. We stringently follow all relevant regulations and trade embargos applicable to us in our dealings with customers operating in such countries. Moreover, Ericsson operates globally in accordance with Group level policies and directives for ethics and conduct. In no way should our business activities in these countries be construed as supporting a particular political agenda or regime. We have activities in such countries mainly due to that certain customers with multi-country operations put demands on us to support them in all of their markets.

Please refer further to Ericsson’s Annual Report 2006, where we describe our risks and uncertainties along with our strategies and tactics to mitigate the risk exposures or limit unfavorable outcomes.

Stockholm, February 1, 2008

Carl-Henric Svanberg

President and CEO

Telefonaktiebolaget LM Ericsson (publ)

Date for next report: April 25, 2008

REVIEW REPORT

We have reviewed this report for the period January 1 to December 31, 2007, for Telefonaktiebolaget LM Ericsson (publ). The board of directors and the CEO are responsible for the preparation and presentation of this interim financial information in accordance with IAS 34 and the Annual Accounts Act. Our responsibility is to express a conclusion on this interim financial information based on our review.

We conducted our review in accordance with the Standard on Review Engagements SÖG 2410, Review of Interim Financial Information Performed by the Independent Auditor of the Entity, issued by FAR. A review consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Standards on Auditing in Sweden, RS, and other generally accepted auditing practices. The procedures performed in a review do not enable us to obtain a level of assurance that would make us aware of all significant matters that might be identified in an audit. Therefore, the conclusion expressed based on a review does not give the same level of assurance as a conclusion expressed based on an audit.

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim financial information is not, in all material respects, in accordance with IAS 34 and the Annual Accounts Act.

Stockholm, February 1, 2008

PricewaterhouseCoopers AB

Bo Hjalmarsson	Peter Clemedtson
Authorized Public Accountant	Authorized Public Accountant
Lead partner

EDITOR’S NOTE

To read the complete report with tables, please go to:

www.ericsson.com/investors/financial_reports/2007/12month07-en.pdf

Ericsson invites media, investors and analysts to a press conference at the Ericsson headquarters,

Torshamnsgatan 23, Stockholm, at 09.00 (CET), February 1.

An analysts, investors and media conference call will begin at 14.00 (CET).

Live webcasts of the press conference and conference call as well as supporting slides will be available at www.ericsson.com/press and www.ericsson.com/investors.

FOR FURTHER INFORMATION, PLEASE CONTACT

Henry Sténson, Senior Vice President,

Communications

Phone: +46 8 719 4044

E-mail: investor.relations.se@ericsson.com

or press.relations@ericsson.com

Investors

Gary Pinkham, Vice President,

Investor Relations

Phone: +46 8 719 0000

E-mail: investor.relations.se@ericsson.com

Susanne Andersson,

Investor Relations

Phone: +46 8 719 4631

E-mail: investor.relations.se@ericsson.com

Media

Åse Lindskog, Vice President,

Head of Media Relations

Phone: +46 8 719 9725, +46 730 244 872

E-mail: press.relations@ericsson.com

Ola Rembe, Vice President

Phone: +46 8 719 9727, +46 730 244 873

E-mail: press.relations@ericsson.com

Telefonaktiebolaget LM Ericsson (publ)

Org. number: 556016-0680

Torshamnsgatan 23

SE-164 83 Stockholm

Phone: +46 8 719 00 00

www.ericsson.com

Safe Harbor Statement of Ericsson under the Private Securities Litigation Reform Act of 1995;

All statements made or incorporated by reference in this release, other than statements or characterizations of historical facts, are forward-looking statements. These forward-looking statements are based on our current expectations, estimates and projections about our industry, management’s beliefs and certain assumptions made by us. Forward-looking statements can often be identified by words such as “anticipates”, “expects”, “intends”, “plans”, “predicts”, “believes”, “seeks”, “estimates”, “may”, “will”, “should”, “would”, “potential”, “continue”, and variations or negatives of these words, and include, among others, statements regarding: (i) strategies, outlook and growth prospects; (ii) positioning to deliver future plans and to realize potential for future growth; (iii) liquidity and capital resources and expenditure, and our credit ratings; (iv) growth in demand for our products and services; (v) our joint venture activities; (vi) economic outlook and industry trends; (vii) developments of our markets; (viii) the impact of regulatory initiatives; (ix) research and development expenditures; (x) the strength of our competitors; (xi) future cost savings; (xii) plans to launch new products and services; (xiii) assessments of risks; (xiv) integration of acquired businesses; (xv) compliance with rules and regulations and (xvi) infringements of intellectual property rights of others.

In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. These forward-looking statements speak only as of the date hereof and are based upon the information available to us at this time. Such information is subject to change, and we will not necessarily inform you of such changes. These statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions that are difficult to predict. Therefore, our actual results could differ materially and adversely from those expressed in any forward-looking statements as a result of various factors. Important factors that may cause such a difference for Ericsson include, but are not limited to: (i) material adverse changes in the markets in which we operate or in global economic conditions; (ii) increased product and price competition; (iii) further reductions in capital expenditure by network operators; (iv) the cost of technological innovation and increased expenditure to improve quality of service; (v) significant changes in market share for our principal products and services; (vi) foreign exchange rate or interest rate fluctuations; and (vii) the successful implementation of our business and operational initiatives.

FINANCIAL STATEMENTS AND ADDITIONAL INFORMATION

ERICSSON

CONSOLIDATED INCOME STATEMENT

	Oct - Dec		Change	Jan - Dec
SEK million	2007	2006		2007	2006	Change
Net sales	54,460	54,211	0%	187,780	179,821	4%
Cost of sales	-34,809	-31,331		-114,059	-104,875

Gross margin	19,651	22,880	-14%	73,721	74,946	-2%
Gross margin %	36.1%	42.2%		39.3%	41.7%

Research and development expenses	-7,952	-7,155	11%	-28,842	-27,533	5%
Selling and administrative expenses	-7,238	-6,071	19%	-23,199	-21,422	8%

Operating expenses	-15,190	-13,226		-52,041	-48,955

Other operating income	781	321	143%	1,734	3,903	-56%
Share in earnings of JVs and associated companies	2,362	2,210	7%	7,232	5,934	22%

Operating income	7,604	12,185	-38%	30,646	35,828	-14%
Operating margin %	14.0%	22.5%		16.3%	19.9%

Financial income	510	366		1,778	1,954
Financial expenses	-517	-396		-1,695	-1,789

Income after financial items	7,597	12,155	-37%	30,729	35,993	-15%

Taxes	-1,774	-2,352		-8,594	-9,557

Net income	5,823	9,803	-41%	22,135	26,436	-16%

Net income attributable to:
Stockholders of the parent company	5,642	9,731		21,836	26,251
Minority interest	181	72		299	185

Other information
Average number of shares, basic (million)	15,896	15,877		15,891	15,871
Earnings per share, basic (SEK) 1)	0.35	0.61		1.37	1.65
Earnings per share, diluted (SEK) 1)	0.35	0.61		1.37	1.65

1)	Based on Net income attributable to stockholders of the parent company

ERICSSON

CONSOLIDATED BALANCE SHEET

SEK million	Dec 31 2007	Sep 30 2007	Dec 31 2006
ASSETS

Non-current assets
Intangible assets
Capitalized development expenses	3,661	3,953	4,995
Goodwill	22,826	22,177	6,824
Intellectual property rights	23,958	24,166	15,649

Property, plant and equipment	9,304	8,535	7,881

Financial assets
Equity in JVs and associated companies	10,903	8,975	9,409
Other investments in shares and participations	738	3,268	721
Customer financing, non-current	1,012	1,692	1,921
Other financial assets, non-current	2,918	2,900	2,409

Deferred tax assets	11,690	11,535	13,564

	87 010	87,201	63,373

Current assets
Inventories	22 475	25,603	21,470

Trade receivables	60 492	56,763	51,070
Customer financing, current	2,362	2,126	1,735
Other current receivables	15,062	15,061	15,012

Short-term investments	29,406	23,322	32,311
Cash and cash equivalents	28,310	20,627	29,969

	158,107	143,502	151,567

Total assets	245,117	230,703	214,940

EQUITY AND LIABILITIES
Equity
Stockholders’ equity	134,112	129,511	120,113
Minority interest in equity of consolidated subsidiaries	940	663	782

	135,052	130,174	120,895

Non-current liabilities
Post-employment benefits	6,188	6,180	6,968
Provisions, non-current	368	391	602
Deferred tax liabilities	2,799	3,751	382
Borrowings, non-current	21,320	20,935	12,904
Other non-current liabilities	1,714	1,641	2,868

	32,389	32,898	23,724

Current liabilities
Provisions, current	9,358	9,966	13,280
Borrowings, current	5,896	5,351	1,680
Trade payables	17,427	16,060	18,183
Other current liabilities	44,995	36,254	37,178

	77,676	67,631	70,321

	245,117	230,703	214,940

Of which interest-bearing liabilities and post-employment benefits	33,404	32,466	21,552

Net cash	24,312	11,483	40,728

Assets pledged as collateral	360	638	285
Contingent liabilities	1,182	1,183	1,392

ERICSSON

CONSOLIDATED STATEMENT OF CASH FLOWS

	Oct - Dec		Jan - Dec
SEK million	2007	2006	2007	2006
Net income	5,823	9,803	22,135	26,436
Adjustments to reconcile net income to cash
- taxes	49	1,671	1,119	4,282
- undistributed earnings in JVs and associated companies	-2,033	-1,751	-1,413	-2,971
- depreciation, amortization and impairment losses	2,407	2,067	8,363	7,516
- other	-829	90	-897	-2,767

	5,417	11,880	29,307	32,496
Operating net assets
Inventories	3,401	2,972	-445	-2,553
Customer financing, current and non-current	467	1,242	365	1,186
Trade receivables	-2,948	-4,077	-7,467	-10,563
Provisions and post-employment benefits	-1,011	-1,935	-4,401	-3,729
Other operating assets and liabilities, net	6,693	927	1,851	1,652

	6,602	-871	-10,097	-14,007
Cash flow from operating activities	12,019	11,009	19,210	18,489

Investing activities
Investments in property, plant and equipment	-1,656	-929	-4,319	-3,827
Sales of property, plant and equipment	62	34	152	185
Acquisitions and divestments of subsidiaries and other operations, net	196	-193	-26,208	-14,992
Product development	-359	-373	-1,053	-1,353
Other investing activities	604	-632	396	-1,070
Short-term investments	-5,745	3,136	3,499	6,180

Cash flow from investing activities	-6,898	1,043	-27,533	-14,877

Cash flow before financing activities	5,121	12,052	-8,323	3,612

Financing activities
Dividends paid	-7	0	-8,132	-7,343
Other financing activities	2,254	-271	14,390	-8,096

Cash flow from financing activities	2,247	-271	6,258	-15,439

Effect of exchange rate changes on cash	315	-326	406	58

Net change in cash	7,683	11,455	-1,659	-11,769

Cash and cash equivalents, beginning of period	20,627	18,514	29,969	41,738

Cash and cash equivalents, end of period	28,310	29,969	28,310	29,969

CONSOLIDATED STATEMENT OF RECOGNIZED INCOME AND EXPENSE

	Jan - Dec 2007			Jan - Dec 2006
SEK million	Stock- holders’ equity	Minority interest	Total equity	Stock- holders’ equity	Minority interest	Total equity
Actuarial gains and losses related to pensions including payroll tax	1,208	—	1,208	440	—	440

Revaluation of other investments in shares and participations:
Fair value measurement reported in equity	2	—	2	-2	1	-1

Cash flow hedges :
Fair value remeasurement of derivatives reported in equity	584	—	584	4,100	—	4,100
Transferred to income statement for the period	-1,390	—	-1,390	-1,990	—	-1,990
Transferred to balance sheet for the period	—	—	—	99	—	99

Changes in cumulative translation effects due to changes in foreign currency exchange rates	-796	-1	-797	-3,028	-91	-3,119

Tax on items reported directly in/or transferred from equity	-73	—	-73	-769	—	-769

Total transactions reported in equity	-465	-1	-466	-1,150	-90	-1,240

Net income	21,836	299	22,135	26,251	185	26,436

Total income and expenses recognized for the period	21,371	298	21,669	25,101	95	25,196
Other changes in equity:

Sale of own shares	62	—	62	58	—	58
Stock Purchase and Stock Option Plans	509	—	509	473	—	473
Dividends paid	-7,943	-189	-8,132	-7,141	-202	-7,343
Stock issue, net	—	—	—	—	70	70
Business combinations	—	49	49	—	-31	-31

ERICSSON

CONSOLIDATED INCOME STATEMENT - ISOLATED QUARTERS

	2007				2006
SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Net sales	54,460	43,545	47,619	42,156	54,211	41,271	44,768	39,571
Cost of sales	-34,809	-28,050	-27,166	-24,034	-31,331	-25,506	-25,692	-22,346

Gross margin	19,651	15,495	20,453	18,122	22,880	15,765	19,076	17,225
Gross margin %	36.1%	35.6%	43.0%	43.0%	42.2%	38.2%	42.6%	43.5%

Research and development expenses	-7,952	-7,229	-7,208	-6,453	-7,155	-6,990	-6,767	-6,621
Selling and administrative expenses	-7,238	-4,783	-5,856	-5,322	-6,071	-5,296	-5,263	-4,792

Operating expenses	-15,190	-12,012	-13,064	-11,775	-13,226	-12,286	-12,030	-11,413

Other operating income	781	402	389	162	321	3,252	215	115
Share in earnings of JVs and associated companies	2,362	1,751	1,477	1,642	2,210	2,035	992	697

Operating income	7,604	5,636	9,255	8,151	12,185	8,766	8,253	6,624
Operating margin %	14.0%	12.9%	19.4%	19.3%	22.5%	21.2%	18.4%	16.7%

Financial income	510	389	322	556	366	499	567	522
Financial expenses	-517	-442	-292	-443	-396	-397	-529	-467

Income after financial items	7,597	5,583	9,285	8,264	12,155	8,868	8,291	6,679

Taxes	-1,774	-1,629	-2,776	-2,415	-2,352	-2,572	-2,559	-2,074

Net income	5,823	3,954	6,509	5,849	9,803	6,296	5,732	4,605

Net income attributable to:
Stock holders of the parent company	5,642	3,970	6,409	5,815	9,731	6,233	5,712	4,575
Minority interest	181	-16	100	34	72	63	20	30

Other information

Average number of shares, basic (million)	15,896	15,894	15,890	15,883	15,877	15,872	15,869	15,866
Earnings per share, basic (SEK) 1)	0.35	0.25	0.40	0.37	0.61	0.39	0.36	0.29
Earnings per share, diluted (SEK) 1)	0.35	0.25	0.40	0.36	0.61	0.39	0.36	0.29

1)	Based on Net income attributable to stockholders of the parent company

ERICSSON

CONSOLIDATED STATEMENT OF CASH FLOWS—ISOLATED QUARTERS

	2007				2006
SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Net income	5,823	3,954	6,509	5,849	9,803	6,296	5,732	4,605
Adjustments to reconcile net income to cash
- taxes	49	-65	1,424	-289	1,671	737	1,397	477
- undistributed earnings in JVs and associated companies	-2,033	209	1,915	-1,504	-1,751	-1,462	-514	756
- depreciation, amortization and impairment losses	2,407	1,953	2,140	1,863	2,068	1,735	1,716	1,997
- other	-829	63	33	-164	89	-2,885	39	-10

	5,417	6,114	12,021	5,755	11,880	4,421	8,370	7,825

Operating net assets
Inventories	3,401	-1,563	-496	-1,787	2,972	-2,622	-433	-2,470
Customer financing, current and non-current	467	-76	94	-120	1,242	-302	-1,586	1,832
Trade receivables	-2,948	-2,443	-2,276	200	-4,077	-1,981	-3,269	-1,236
Provisions and post-employment benefits	-1,011	-824	-507	-2,059	-1,935	2,546	-2,427	-1,913
Other operating assets and liabilities, net	6,693	-2,813	-4,616	2,587	927	2,779	-422	-1,632

	6,602	-7,719	-7,801	-1,179	-871	420	-8,137	-5,419

Cash flow from operating activities	12,019	-1,605	4 220	4,576	11,009	4,841	233	2,406

Investing activities
Investments in property, plant and equipment	-1,656	-871	-1 024	-768	-929	-827	-1 371	-700
Sales of property, plant and equipment	62	13	38	39	34	91	46	14
Acquisitions/divestments of subsidiaries and other operations, net	196	-2,444	-8 264	-15,696	-193	2,833	- 21	-17,611
Product development	-359	-237	- 251	-206	-373	-210	- 412	-358
Other investing activities	604	-92	- 42	-74	-632	-167	- 462	191
Short-term investments	-5,745	67	1 654	7,523	3,136	-3,818	9 700	-2,838

Cash flow from investing activities	-6,898	-3,564	-7,889	-9,182	1,043	-2,098	7,480	-21,302

Cash flow before financing activities	5,121	-5,169	-3 669	-4,606	12,052	2,743	7,713	-18,896

Financing activities
Dividends paid	-7	-177	-7 948	0	0	-183	-7 154	-6
Other financing activities	2,254	241	11 323	572	-271	-576	-8 147	898

Cash flow from financing activities	2,247	64	3 375	572	-271	-759	-15 301	892

Effect of exchange rate changes on cash	315	171	- 337	257	-326	-116	485	15

Net change in cash	7,683	-4,934	- 631	-3,777	11,455	1,868	-7 103	-17,989

Cash and cash equivalents, beginning of period	20,627	25,561	26 192	29,969	18,514	16,646	23 749	41,738

Cash and cash equivalents, end of period	28,310	20,627	25 561	26,192	29,969	18,514	16 646	23,749

ERICSSON PARENT COMPANY INCOME STATEMENT

	Oct - Dec		Jan - Dec
SEK million	2007	2006	2007	2006
Net sales	783	700	3,236	2,601
Cost of sales	-303	-118	-368	-285

Gross margin	480	582	2,868	2,316

Operating expenses 1)	-265	-294	-1,351	-1,278

Other operating income and expenses	923	740	2,723	2,339

Operating income	1,138	1,028	4,240	3,377

Financial net	384	100	10,485	10,262

Income after financial items	1,522	1,128	14,725	13,639
Transfers to untaxed reserves, net	-265	-88	-265	-88
Taxes	-239	-441	-1,315	-1,189

Net income	1,018	599	13,145	12,362

1)

Operating expenses include the net effect of risk provisions for customer financing of SEK 24 million for the period October to December (SEK 396 million 2006) and SEK 133 million for the period January to December (SEK 1,262 million in 2006).

ERICSSON PARENT COMPANY BALANCE SHEET

SEK million	Dec 31 2007	Dec 31 2006
ASSETS

Fixed assets

Intangible assets	2,989	2,800
Tangible assets	443	300
Financial assets	106,478	74,956

	109,910	78,056

Current assets

Inventories	84	91
Receivables	28,873	32,951
Cash, bank and short-term investments	45,608	53,986

	74,565	87,028

Total assets	184,475	165,084

STOCKHOLDERS’ EQUITY, PROVISIONS AND LIABILITIES

Equity
Restricted equity	47,624	47,624
Non-restricted equity	35,225	32,987

	82,849	80,611

Untaxed reserves	1,339	1,074

Provisions	1,057	1,614

Non-current liabilities	50,457	43,718

Current liabilities	48,773	38,067

Total stockholders’ equity, provisions and liabilities	184,475	165,084

Assets pledged as collateral	359	277
Contingent liabilities	9,650	7,670

ACCOUNTING POLICIES AND CHANGES IN FINANCIAL REPORTING STRUCTURE

This interim report is prepared in accordance with IAS 34. The term IFRS used in this document refers to the application of IAS and IFRS as well as interpretations of these standards as issued by IASB’s Standards Interpretation Committee (SIC) and International Financial Reporting Interpretations Committee (IFRIC).

New or amended standards (IAS/IFRS)

IFRS 7, Financial Instruments: Disclosures, is amended effective from January 1, 2007, together with a complementary amendment to IAS 1, Presentation of Financial Statements – Capital Disclosures. IFRS 7 introduces new disclosure requirements to improve the information about financial instruments. The amendment to IAS 1 introduces disclosures about the level of an entity’s capital and how it manages capital. Since the new or amended standards relate to changes in disclosure or presentation, they have not had any impact on the Company’s financial result or position.

New interpretations (IFRIC:s)

None of the new IFRIC:s that shall be applied as from January 1, 2007, have had a significant impact on the Company’s financial result or position. The IFRIC:s applicable as from January 1, 2007, are:

•

IFRIC Interpretation 7: Applying the Restatement Approach under IAS 29 Financial Reporting in Hyperinflationary Economies. This Interpretation provides guidance on how to apply the requirements of IAS 29 in a reporting period in which an entity identifies the existence of hyperinflation in the economy of its functional currency.

•

IFRIC Interpretation 8: Scope of IFRS 2 Share-based Payment. This interpretation applies to transactions when the identifiable consideration received appears to be less than the fair value of the equity instruments granted.

•	IFRIC Interpretation 9: Reassessment of Embedded Derivatives. This interpretation determines when an entity shall reassess the need for an embedded derivative to be separated.

•

IFRIC Interpretation 10: Interim Financial Reporting and Impairment. As per this interpretation, an entity shall not reverse an impairment loss recognized in a previous interim period in respect of goodwill or an investment in either an equity instrument or a financial asset carried at cost.

Amendment issued by the Swedish Financial Accounting Standards Council (Rådet för finansiell rapportering)

In March 2007, an amendment to URA 43 Accounting for special payroll tax and tax on investment returns was issued. The amendment had no impact on the Company’s financial result or position.

Changes in financial reporting structure

•

Business segments. As previously announced, Ericsson has from January 1, 2007, reorganized its operating structure. From the first quarter report 2007, the Company’s financial reporting is adapted to reflect this new structure. The Company has also taken this opportunity to make other modifications to further enhance transparency with additional disclosures.

Ericsson reports the following business segments: Networks, Professional Services and Multimedia. The segment Phones, represented by the share in earnings of Sony Ericsson is reported as before. However, Sony Ericsson has increased its disclosure as of the first quarter report 2007.

The changed segment reporting is in accordance with the objectives set forth in IAS 14 Segment reporting. The business activities previously reported in Other Operations have been merged into the new segments to better leverage the opportunities provided by internal business combinations.

Business segment Networks includes products for mobile and fixed broadband access, core networks, transmission and next-generation IP-networks. Related network rollout services are also included. In addition, the power modules and cables operations, previously reported under Other Operations, are now included within Networks, as well as the acquired operations of Redback and Entrisphere.

Business segment Professional Services includes all service operations, excluding Network rollout reported under Networks. Services for system integration of IP and core networks previously reported as network rollout are now reclassified as Professional Services. Sales of managed services as a part of the total Professional Services will be disclosed since this represents service revenues of a recurring nature. The acquired operations of HyC is now included in Professional Services.

Business segment Multimedia includes multimedia systems, previously reported under segment Systems, and enterprise solutions and mobile platforms, previously included in Other Operations. The operations of Tandberg TV, Mobeon, Drutt and LHS are also included in Multimedia.

For each of the business segments, we will report net sales and operating margin quarterly. In addition, sales of mobile systems, including relevant parts of Networks and Multimedia, will continue to be disclosed.

•

Within the consolidated income statement, royalty revenues for intellectual property rights (IPR) related to products will be included as part of Net Sales instead of other operating income. Accordingly, the related costs, previously reported as part of Research and development expenses, will be reported as Cost of Sales or Selling and administrative expenses, depending on the nature of the costs.

•

Research and development expenses. These were prior to 2007 called “Research and development and other technical expenses” but are from 2007 renamed “Research and development expenses”. This change is only related to adoption of IFRS terminology and has not resulted in any changes of amounts.

•

Cash flow statement. Changes within the consolidated statement of cash flows include additional breakdown of adjustments to reconcile net income to cash, operating net assets and investing activities. Cash flow from operations will be disclosed as before. The subtotals “Cash flow from operating investing activities” and “Cash flow before financial investing activities” will no longer be reported.

•

The table “Customer financing risk exposure” will no longer be separately disclosed quarterly due to the decrease in activity compared to prior years. However, significant changes to risk and exposure will be commented within the text of interim reports.

Change in working capital is defined as changes in operating net assets from the cash flow statement.

•	Payable days is defined as the average of Accounts payable divided by cost of sales and multiplied by 365 days.

•

Cash conversion measures the proportion of profits that are converted to cash flow. It is calculated by dividing total cash flow from operating activities by net income and adjustments to reconcile net income to cash.

NET SALES BY SEGMENT BY QUARTER

SEK million

	2007			Q1	2006
Isolated quarters	Q4	Q3	Q2		Q4	Q3	Q2	Q1
Networks	37,463	28,538	33,666	29,350	39,035	29,155	31,448	28,056
- Of which Network rollout	6,444	4,002	4,309	3,752	5,558	3,498	3,430	3,924
Professional Services	12,134	10,995	10,257	9,516	10,566	8,722	9,252	8,307
- Of which Managed services	3,318	3,352	2,910	2,592	2,514	2,238	2,414	2,325
Multimedia	4,868	4,017	3,650	3,370	4,548	3,066	3,449	2,831
Unallocated 1)	—	—	—	—	—	372	764	479
Less: Intersegment sales	-5	-5	46	-80	62	-44	-145	-102

Total	54,460	43,545	47,619	42,156	54,211	41,271	44,768	39,571

1) Including the Defense business

	2007			Q1	2006
Sequential change (%)	Q4	Q3	Q2		Q4	Q3	Q2	Q1 2)
Networks	31%	-15%	15%	-25%	34%	-7%	12%	—
- Of which Network rollout	61%	-7%	15%	-32%	59%	2%	-13%	—
Professional Services	10%	7%	8%	-10%	21%	-6%	11%	—
- Of which Managed services	-1%	15%	12%	3%	12%	-7%	4%	—
Multimedia	21%	10%	8%	-26%	48%	-11%	22%	—
Unallocated 1)	—	—	—	—	—	—	—	—
Less: Intersegment sales	—	—	—	—	—	—	—	—

Total	25%	-9%	13%	-22%	31%	-8%	13%	—

1) Including the Defense business 2) 2005 is not restated according to new organization

	2007			Q1	2006 2)
Year over year change (%)	Q4	Q3	Q2		Q4	Q3	Q2	Q1
Networks	-4%	-2%	7%	5%	—	—	—	—
- Of which Network rollout	16%	14%	26%	-4%	—	—	—	—
Professional Services	15%	26%	11%	15%	—	—	—	—
- Of which Managed services	32%	50%	21%	11%	—	—	—	—
Multimedia	7%	31%	6%	19%	—	—	—	—
Unallocated 1)	—	—	—	—	—	—	—	—
Less: Intersegment sales	—	—	—	—	—	—	—	—

Total	0%	6%	6%	7%	—	—	—	—

1) Including the Defense business 2) 2005 is not restated according to new organization

	2007			0703	2006
Year to Date	0712	0709	0706		0612	0609	0606	0603
Networks	129,017	91,554	63,016	29,350	127,694	88,659	59,504	28,056
- Of which Network rollout	18,507	12,063	8,061	3,752	16,410	10,852	7,354	3,924
Professional Services	42,902	30,768	19,773	9,516	36,847	26,281	17,559	8,307
- Of which Managed services	12,172	8,854	5,502	2,592	9,491	6,977	4,739	2,325
Multimedia	15,905	11,037	7,020	3,370	13,894	9,346	6,280	2,831
Unallocated 1)	—	—	—	—	1,615	1,615	1,243	479
Less: Intersegment sales	-44	-39	-34	-80	-229	-291	-247	-102

Total	187,780	133,320	89,775	42,156	179,821	125,610	84,339	39,571

1) Including the Defense business

	2007			0703	2006 2)
YTD year over year change (%)	0712	0709	0706		0612	0609	0606	0603
Networks	1%	3%	6%	5%	—	—	—	—
- Of which Network rollout	13%	11%	10%	-4%	—	—	—	—
Professional Services	16%	17%	13%	15%	—	—	—	—
- Of which Managed services	28%	27%	16%	11%	—	—	—	—
Multimedia	14%	18%	12%	19%	—	—	—	—
Unallocated 1)	—	—	—	—	—	—	—	—
Less: Intersegment sales	—	—	—	—	—	—	—	—

	4%	6%	6%	7%	—	—	—	—

1) Including the Defense business 2) 2005 is not restated according to new organization

OPERATING INCOME BY SEGMENT BY QUARTER

SEK million

	2007			Q1	2006
Isolated quarters	Q4	Q3	Q2		Q4	Q3 2)	Q2	Q1
Networks	3,836	2,256	6,396	4,910	8,230	2,625	6,032	4,835
Professional Services	1,792	1,682	1,515	1,405	1,581	1,039	1,441	1,248
Multimedia	-439	42	-11	273	527	86	23	78
Phones	2,286	1,737	1,464	1,621	2,247	1,974	961	670
Unallocated 1)	129	-81	-109	-58	-400	3,042	-204	-207

Total	7,604	5,636	9,255	8,151	12,185	8,766	8,253	6,624

	2007			0703	2006
Year to Date	0712	0709	0706		0612	0609 2)	0606	0603
Networks	17,398	13,562	11,306	4,910	21,722	13,492	10,867	4,835
Professional Services	6,394	4,602	2,920	1,405	5,309	3,728	2,689	1,248
Multimedia	-135	304	262	273	714	187	101	78
Phones	7,108	4,822	3,085	1,621	5,852	3,605	1,631	670
Unallocated 1)	-119	-248	-167	-58	2,231	2,631	-411	-207

Total	30,646	23,042	17,406	8,151	35,828	23,643	14,877	6,624

OPERATING MARGIN BY SEGMENT BY QUARTER

	2007			Q1	2006
As percentage of net sales, isolated quarters	Q4	Q3	Q2		Q4	Q3 2)	Q2	Q1
Networks	10%	8%	19%	17%	21%	9%	19%	17%
Professional Services	15%	15%	15%	15%	15%	12%	16%	15%
Multimedia	-9%	1%	0%	8%	12%	3%	1%	3%
Phones 3)	—	—	—	—	—	—	—	—
Unallocated 3)	—	—	—	—	—	—	—	—

Total	14%	13%	19%	19%	22%	21%	18%	17%

	2007			0703	2006
As percentage of net sales, Year to Date	0712	0709	0706		0612	0609 2)	0606	0603
Networks	13%	15%	18%	17%	17%	15%	18%	17%
Professional Services	15%	15%	15%	15%	14%	14%	15%	15%
Multimedia	-1%	3%	4%	8%	5%	2%	2%	3%
Phones 3)	—	—	—	—	—	—	—	—
Unallocated 3)	—	—	—	—	—	—	—	—

Total	16%	17%	19%	19%	20%	19%	18%	17%

1)       “Unallocated” consists mainly of costs for corporate staffs, non-operational capital gains and losses and the Defense business divested in 2006

2)       Including restructuring charges of SEK 2.9 b. and capital gains of SEK 3.0 b.

3)       Calculation not applicable

NUMBER OF EMPLOYEES

	2007			0703	2006
Year to date	0712	0709	0706		0612	0609	0606	0603
Western Europe 1)	41,500	40,300	39,600	38,050	38,450	38,900	40,600	40,600
Central & Eastern Europe, Middle East & Africa	7,350	6,850	6,200	6,600	6,300	6,050	5,500	5,300
North America	5,500	5,450	5,000	4,900	4,150	4,200	4,300	4,400
Latin America	6,550	6,000	5,050	4,600	4,500	4,200	3,700	3,550
Asia Pacific	13,100	12,350	11,650	11,000	10,400	10,150	9,700	9,400

Total	74,000	70,950	67,500	65,150	63,800	63,500	63,800	63,250

1) Of which Sweden	19,800	19,450	19,300	18,900	19,100	19,400	21,100	21,100

EBITDA BY SEGMENT BY QUARTER

SEK million

	2007			Q1	2006
Isolated quarters	Q4	Q3	Q2		Q4	Q3 2)	Q2	Q1
Networks	5,767	3,846	8,183	6,643	10,170	4,227	7,624	6,677
Professional Services	1,988	1,828	1,689	1,494	1,660	1,147	1,544	1,345
Multimedia	-159	260	167	314	574	113	44	98
Phones	2,286	1,737	1,464	1,621	2,247	1,974	961	670
Unallocated 1)	129	-81	-109	-58	-399	3,041	-204	-169

Total	10,011	7,590	11,394	10,014	14,252	10,502	9,969	8,621

	2007			0703	2006
Year to Date	0712	0709	0706		0612	0609 2)	0606	0603
Networks	24,439	18,672	14,826	6,643	28,698	18,528	14,301	6,677
Professional Services	6,999	5,011	3,183	1,494	5,696	4,036	2,889	1,345
Multimedia	582	741	481	314	829	255	142	98
Phones	7,108	4,822	3,085	1,621	5,852	3,605	1,631	670
Unallocated 1)	-119	-248	-167	-58	2,269	2,668	-373	-169

Total	39,009	28,998	21,408	10,014	43,344	29,092	18,590	8,621

EBITDA MARGIN BY SEGMENT BY QUARTER

	2007			Q1	2006
As percentage of net sales, isolated quarters	Q4	Q3	Q2		Q4	Q3 2)	Q2	Q1
Networks	15%	13%	24%	23%	26%	14%	24%	24%
Professional Services	16%	17%	16%	16%	16%	13%	17%	16%
Multimedia	-3%	6%	5%	9%	13%	4%	1%	3%
Phones 3)	—	—	—	—	—	—	—	—
Unallocated 3)	—	—	—	—	—	—	—	—

Total	18%	17%	24%	24%	26%	25%	22%	22%

	2007			0703	2006
As percentage of net sales, Year to Date	0712	0709	0706		0612	0609 2)	0606	0603
Networks	19%	20%	24%	23%	22%	21%	24%	24%
Professional Services	16%	16%	16%	16%	15%	15%	16%	16%
Multimedia	4%	7%	7%	9%	6%	3%	2%	3%
Phones 3)	—	—	—	—	—	—	—	—
Unallocated 3)	—	—	—	—	—	—	—	—

Total	21%	22%	24%	24%	24%	23%	22%	22%

1)	“Unallocated” consists mainly of costs for corporate staffs, non-operational capital gains and losses and the Defense business divested in 2006
2)	Including restructuring charges of SEK 2.9 b. and capital gains of SEK 3.0 b.
3)	Calculation not applicable

NET SALES BY MARKET AREA BY QUARTER

SEK million

	2007			Q1	2006
Isolated quarters	Q4	Q3	Q2		Q4	Q3	Q2	Q1
Western Europe 1)	15,396	12,341	12,440	12,508	17,166	11,676	12,852	11,488
Central & Eastern Europe, Middle East & Africa **	14,256	11,957	11,468	10,980	14,331	10,860	11,796	9,426
North America	4,324	2,980	3,012	3,106	3,960	2,895	3,726	5,281
Latin America	6,750	4,240	4,083	3,310	4,803	4,206	3,819	3,652
Asia Pacific **	13,734	12,027	16,616	12,252	13,951	11,634	12,575	9,724

Total 2)	54,460	43,545	47,619	42,156	54,211	41,271	44,768	39,571

1) Of which Sweden	2,453	1,946	2,055	1,941	2,287	1,882	2,008	1,632
2) Of which EU *	17,575	13,643	13,977	13,783	18,705	13,040	14,834	12,404

	2007			Q1	2006
Sequential change (%)	Q4	Q3	Q2		Q4	Q3	Q2	Q1
Western Europe 1)	25%	-1%	-1%	-27%	47%	-9%	12%	-8%
Central & Eastern Europe, Middle East & Africa **	19%	4%	4%	-23%	32%	-8%	25%	-23%
North America	45%	-1%	-3%	-22%	37%	-22%	-29%	3%
Latin America	59%	4%	23%	-31%	14%	10%	5%	-39%
Asia Pacific **	14%	-28%	36%	-12%	20%	-7%	29%	-1%

Total 2)	25%	-9%	13%	-22%	31%	-8%	13%	-13%

1) Of which Sweden	26%	-5%	6%	-15%	22%	-6%	23%	-6%
2) Of which EU *	29%	-2%	1%	-26%	43%	-12%	20%	-14%

	2007			Q1	2006
Year over year change (%)	Q4	Q3	Q2		Q4	Q3	Q2	Q1
Western Europe 1)	-10%	6%	-3%	9%	37%	22%	30%	15%
Central & Eastern Europe, Middle East & Africa **	-1%	10%	-3%	16%	17%	18%	18%	10%
North America	9%	3%	-19%	-41%	-22%	-36%	-42%	58%
Latin America	41%	1%	7%	-9%	-20%	-18%	-14%	3%
Asia Pacific **	-2%	3%	32%	26%	43%	47%	64%	60%

Total 2)	0%	6%	6%	7%	19%	14%	16%	26%

1) Of which Sweden	7%	3%	2%	19%	31%	44%	28%	9%
2) Of which EU *	-6%	5%	-6%	11%	29%	23%	38%	14%

	2007			0703	2006
Year to date	0712	0709	0706		0612	0609	0606	0603
Western Europe 1)	52,685	37,289	24,948	12,508	53,182	36,016	24,340	11,488
Central & Eastern Europe, Middle East & Africa **	48,661	34,405	22,448	10,980	46,413	32,082	21,222	9,426
North America	13,422	9,098	6,118	3,106	15,862	11,902	9,007	5,281
Latin America	18,383	11,633	7,393	3,310	16,480	11,677	7,471	3,652
Asia Pacific **	54,629	40,895	28,868	12,252	47,884	33,933	22,299	9,724

Total 2)	187,780	133,320	89,775	42,156	179,821	125,610	84,339	39,571

1) Of which Sweden	8,395	5,942	3,996	1,941	7,809	5,522	3,640	1,632
2) Of which EU *	58,978	41,403	27,760	13,783	58,983	40,278	27,238	12,404

	2007			0703	2006
YTD year over year change (%)	0712	0709	0706		0612	0609	0606	0603
Western Europe 1)	-1%	4%	2%	9%	27%	22%	23%	15%
Central & Eastern Europe, Middle East & Africa **	5%	7%	6%	16%	16%	16%	15%	10%
North America	-15%	-24%	-32%	-41%	-18%	-17%	-8%	58%
Latin America	12%	0%	-1%	-9%	-14%	-11%	-6%	3%
Asia Pacific **	14%	21%	29%	26%	52%	57%	62%	60%

Total 2)	4%	6%	6%	7%	18%	18%	21%	26%

1) Of which Sweden	8%	8%	10%	19%	28%	26%	19%	9%
2) Of which EU *	0%	3%	2%	11%	26%	25%	26%	14%

*)	For the purpose of comparison, 2006 has been restated including Bulgaria and Romania which entered into the European Union as from 2007
**)	2006 has been restated including Pakistan and Afghanistan in Asia Pacific instead of in Central and Eastern Europe, Middle East and Africa

TOP 10 MARKETS IN SALES

Sales	YTD Share of total sales	Q4 Share of iso. total sales
CHINA	7%	7%
UNITED STATES	6%	7%
INDIA	6%	4%
ITALY	5%	6%
SPAIN	5%	4%
SWEDEN	4%	5%
UNITED KINGDOM	4%	3%
INDONESIA	3%	3%
JAPAN	3%	3%
BRAZIL	3%	4%

EXTERNAL NET SALES BY MARKET AREA BY SEGMENT

SEK million
	Professional
Oct - Dec 2007	Networks	Services	Multimedia	Total
Western Europe	8,291	4,888	2,217	15,396
Central & Eastern Europe, Middle East & Africa *	10,580	2,547	1,129	14,256
North America	3,016	980	328	4,324
Latin America	4,938	1,354	458	6,750
Asia Pacific *	10,633	2,365	736	13,734

Total	37,458	12,134	4,868	54,460

Share of Total	69%	22%	9%	100%

	Professional
Year to date 2007	Networks	Services	Multimedia	Total
Western Europe	28,085	17,287	7,313	52,685
Central & Eastern Europe, Middle East & Africa *	36,435	8,305	3,921	48,661
North America	8,392	3,965	1,065	13,422
Latin America	12,972	4,274	1,137	18,383
Asia Pacific *	43,101	9,061	2,467	54,629

Total	128,985	42,892	15,903	187,780

Share of Total	69%	23%	8%	100%

*)	2006 has been restated including Pakistan and Afghanistan in Asia Pacific instead of in Central and Eastern Europe, Middle East and Africa

TRANSACTIONS WITH SONY ERICSSON MOBILE COMMUNICATIONS

	2007			Q1	2006
SEK million	Q4	Q3	Q2		Q4	Q3	Q2	Q1
Revenues from Sony Ericsson	1,930	1,242	1,411	1,160	1,198	1,069	737	960
Purchases from Sony Ericsson	39	11	232	51	62	28	20	63
Receivables from Sony Ericsson	932	132	178	116	479	811	515	398
Liabilities to Sony Ericsson	204	1,357	2,464	3,720	108	65	59	183
Dividends from Sony Ericsson	—	1,388	2,561	—	—	—	—	1,160
PROVISIONS

	2007			Q1	2007
SEK million	Q4	Q3	Q2		0712	0709	0706	0703
Opening balance	10,357	11,675	12,291	13,882	13,882	13,882	13,882	13,882

Additions	1,710	874	1,056	1,519	5,159	3,449	2,575	1,519
Cost incurred	-1,215	-1,341	-1,276	-2,476	-6,308	-5,093	-3,752	-2,476
Reversal of excess amounts	-1,401	-668	-1,006	-675	-3,750	-2,349	-1,681	-675
Reclassification, translation difference and other	275	-183	610	41	743	468	651	41

Closing balance	9,726	10,357	11,675	12,291	9,726	10,357	11,675	12,291

ERICSSON

OTHER INFORMATION

	Oct - Dec		Jan - Dec
	2007	2006	2007	2006
Number of shares and earnings per share
Number of shares, end of period (million)	16,132	16,132	16,132	16,132
Of which A-shares (million)	1,309	1,309	1,309	1,309
Of which B-shares (million)	14,823	14,823	14,823	14,823
Number of treasury shares, end of period (million)	232	251	232	251
Number of shares outstanding, basic, end of period (million)	15,900	15,881	15,900	15,881
Numbers of shares outstanding, diluted, end of period (million)	15,974	15,953	15,974	15,953
Average number of treasury shares (million)	236	256	242	262
Average number of shares outstanding, basic (million)	15,896	15,877	15,891	15,871
Average number of shares outstanding, diluted (million) 1)	15,970	15,949	15,964	15,943
Earnings per share, basic (SEK)	0.35	0.61	1.37	1.65
Earnings per share, diluted (SEK)1)	0.35	0.61	1.37	1.65

Ratios
Equity ratio, percent	—	—	55.1%	56.2%
Capital turnover (times)	1.3	1.6	1.2	1.3
Accounts receivable turnover (times)	3.7	4.4	3.4	3.9
Inventory turnover (times)	5.8	5.4	5.2	5.2
Return on equity, percent	17.1%	33.7%	17.2%	23.7%
Return on capital employed, percent	19.6%	36.2%	20.9%	27.4%
Days Sales Outstanding	—	—	102	85
Payable days	43	52	57	54
Payment readiness, end of period	—	—	64,678	67,454
Payment readiness, as percentage of sales	—	—	34.4%	37.5%

Exchange rates used in the consolidation
SEK / EUR - average rate	—	—	9.24	9.27
- closing rate	—	—	9.45	9.04
SEK / USD - average rate	—	—	6.74	7.38
- closing rate	—	—	6.43	6.85

SEK million

Other
Additions to property, plant and equipment	1,656	929	4,319	3,827
- Of which in Sweden	366	288	1,250	999

Additions to capitalized development expenses	359	373	1053	1,353
Capitalization of development expenses, net	-292	-258	-1,334	-1,166

Amortization of development expenses	651	631	2,387	2,519
Depreciation of property, plant and equipment and amortization of other intangible assets	1,756	1,436	5,976	4,997

Total depreciation and amortization	2,407	2,067	8,363	7,516
Export sales from Sweden	29,399	26,039	102,486	98,694

1)	Potential ordinary shares are not considered when their conversion to ordinary shares would increase earnings per share

ERICSSON PLANNING ASSUMPTIONS FOR YEAR 2008

Research and development expenses

We estimate R&D expenses for the full year to be at about the same runrate level as in the second half of 2007. The estimate includes amortizations/write-downs of intangible assets related to major acquisitions previously made. However, currency effects may cause this to change.

Tax rate

We estimate the tax rate for the full year 2008 to be around 30%.

Capital expenditures

Excluding acquisitions, the capital expenditures in relation to sales are not expected to be significantly different in 2008, remaining at roughly two percent of sales.

Utilization of provisions

The expected utilization of provisions for year 2008 will be stated in the Annual report.

ACQUISITION OF LHS AG

As per October 1, 2007, Ericsson purchased 87% of the shares in LHS AG.

The acquisition has been accounted for using the purchase method of accounting, as defined in IFRS 3 Business Combinations. As prescribed under this method, Ericsson has allocated the total purchase price to assets acquired and liabilities assumed based on their fair values. The fair values have been determined by applying generally accepted principles and procedures.

Had the acquisition of LHS been made as per January 1, 2007, additional net sales of SEK 657 million would have been recognized and the operating income would have been reduced by SEK 17 million.

Allocation of purchase consideration

SEK b.
Intangible assets subject to amortization

Customer relations		0.8
Other, mainly technology		0.4
	Subtotal	1.2
Deferred tax asset		0.3
Goodwill		1.3
	Subtotal	1.6
Other assets		0.6
Total assets		3.4
Liabilities
Current liabilities		0.2
Deferred tax liability		0.4
	Subtotal	0.6
Minority interest		0.1
Net assets acquired		2.7

The determination of purchase consideration allocation and fair values of assets acquired and liabilities assumed is based on preliminary appraisal; therefore, these values may be subject to minor adjustments.

The main reasons for that part of the acquisition costs are recognized as goodwill, representing 39% of total assets acquired, are that strong future synergies are estimated.

Cash flow effects
Total cash purchase consideration	2.7
Less acquired cash and cash equivalents	0.3
Net cash outflow from the acquisition	2.4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (PUBL)

By:	/s/ CARL OLOF BLOMQVIST
Carl Olof Blomqvist
Senior Vice President and
General councel

By:	/s/ HENRY STÉNSON
Henry Sténson
Senior Vice President
Corporate Communications

Date: February 1st, 2008